Exhibit 99.1

Yimutian Inc. Reaches Binding Acquisition Agreement to Acquire Ningbo Xunxi Technology Co., Ltd., Strategically Expanding into the “B2B2C” Business Ecosystem

2025/11/05

Beijing, November 5, 2025 -- Yimutian Inc. (NASDAQ: YMT, hereinafter referred to as the “Company” or “Yimutian”), a leading agricultural digital service company in China, announced that the Company has reached a binding acquisition agreement with Ningbo Xunxi Technology Co., Ltd. (hereinafter referred to as “Xunxi Technology”), planning to acquire 100% of its equity through a combination of cash and stock. The transaction consideration will be announced in a subsequent notice. This transaction is expected to be completed in the first quarter of 2026, subject to the satisfaction of customary closing conditions, including regulatory approvals.

Key Terms of the Transaction:

Payment Method: Combination of cash and stock. The ratio of cash to stock and the total transaction consideration will be disclosed in a subsequent notice.

Management Appointments: Upon completion of the acquisition, Lei Chen, founder of Xunxi Technology (former President of Alibaba’s Xianyu business), and Qunhua Wan, founder of Xunxi Technology (former Chairman of NetEase’s Impression business), will join the Company and both serve as Vice President of Yimutian Inc. and General Manager of Retail Business of Yimutian.

Introduction to the Target Company:

Xunxi Technology is a technology-driven comprehensive e-commerce operation service provider, focusing on providing corporate procurement, employee benefits, and marketing procurement services for financial institutions and other enterprises and public institutions. Currently, it covers more than 1,300 brands and over 250,000 SKUs, serves nearly 200 clients, and has more than two million member users, including Bank of Ningbo, Hangzhou Customs, and Jiangnan University. The “Better Life Mall” jointly launched by Xunxi Technology and the Headquarters of Bank of Ningbo in 2025 achieved over 40,000 orders and a transaction volume of more than US$1.4 million in the first month of its launch.

After the completion of this acquisition, the Company will integrate Xunxi Technology’’s core capabilities in full-category supply chain management, channel expansion, and C-end consumer services, promoting the transformation of its business from an agricultural B2B platform to a “B2B + B2C” ecosystem. It will cover the entire industrial chain from upstream agricultural planting, mid-stream circulation to downstream consumption, further optimizing the revenue structure and consolidating the Company’’s leading position in the field of digital agricultural economy.

Jinhong Deng, chief executive officer of Yimutian, commented that: “The profound accumulation of Xunxi Technology in the fields of supply chain and channel operation is highly complementary to Yimutian’s digital agricultural infrastructure. This transaction will significantly enhance the Company’s competitiveness in the fields of agricultural product distribution, corporate procurement, and digital marketing services, and create long-term value for shareholders.”

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit: https://ir.ymt.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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